                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                -------------

                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13D-2(A)

                             (AMENDMENT NO. 2)1

                               ErgoBilt, Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)

                                29481 R 10 7
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                               (CUSIP Number)

                                Gerard Smith
          ErgoBilt, Inc., 9244 Markville Drive, Dallas, Texas 75243
                               (972) 889-3742
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 24, 1998
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           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)

----------------------                                        -----------------
CUSIP NO. 29481 R 10 7                13D                     PAGE 2 OF 5 PAGES
----------------------                                        -----------------

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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gerald McMillan
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]
                                                                      (b)  [ ]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

                  Inapplicable
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                 [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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 NUMBER OF            7     SOLE VOTING POWER                   1,820,914
  SHARES            ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER                        0
  OWNED BY          ----------------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER              1,820,914
 REPORTING          ----------------------------------------------------------
PERSON WITH          10     SHARED DISPOSITIVE POWER                   0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,820,914
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [X]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.6%
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  14     TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.   Security and Issuer.

          This statement relates to the common stock, $.01 par value per share, of ErgoBilt, Inc. ("ErgoBilt"). The address of ErgoBilt's principal executive offices is 9244 Markville Drive, Dallas, Texas 75243.

Item 2.   Identity and Background.

          Set forth below is information required by this Item with respect to each person filing this statement.

                                                                          Item 2(d) or 2(e)
                                  Principal Occupation or Business      Convictions, Judgments,
         Name and Address                   and Address                   Decrees, or Orders             Citizenship
         ----------------         --------------------------------      -----------------------          -----------
Gerald McMillan                Chairman of the Board - ErgoBilt, Inc.             None                        US
9244 Markville Drive           9244 Markville Drive
Dallas, Texas 75243            Dallas, Texas 75243


Item 3.   Source and Amount of Funds or Other Consideration.

             Inapplicable.

Item 4.   Purpose of Transaction.

          443,000 shares held by Gerald McMillan were sold by various brokers pursuant to pledge and/or margin agreements.

Item 5.   Interest in Securities of the Issuer.

          (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

          (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

          (c) An aggregate of 443,000 shares held in the name of Gerald McMillan were sold by the following brokers pursuant to pledge and/or margin agreements between Mr. McMillan and the brokerage firms: 8,000 shares @ 3-9/16 per share on March 20, 1998 by Morgan Keegan; 100,000 shares @ 3.1309 per share on March 23, 1998 by Morgan Keegan; 25,000 shares @ 3-1/32 per share on March 23, 1998 by Everen Securities; and 310,000 shares @ 3-1/16 per share on March 24, 1998, by Morgan Keegan.


                              (Page 3 of 5 Pages)

          (d)  Inapplicable

          (e)  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Inapplicable

Item 7.   Material to Be Filed as Exhibits.

             Inapplicable


                              (Page 4 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

     The person whose signature appears below agrees that this statement on Amendment No. 2 to Schedule 13D is filed on his behalf.

     Executed as of March 26, 1998.



                                        /s/    Gerald McMillan
                                    ---------------------------------------
                                                  Gerald McMillan



                              (Page 5 of 5 Pages)